

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 28, 2006

via U.S. mail and facsimile

Jeffrey M. Lipton
Chief Executive Officer
Nova Chemicals Corporation
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

      RE: **Nova Chemicals Corporation**
             Form 40-F for the Fiscal Year Ended December 31, 2005
             File No. 1-13064

Dear Mr. Lipton:

We have reviewed your response letter dated November 15, 2006 and have the following additional comment.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 21 – Segmented Information, page 31

1. We have read your response to prior comment one. We note your conclusion that you have four reportable segments (Alberta Olefins, Ontario Olefins, Polyethylene and Styrene Monomer). You have aggregated AST, LLDPE, LDPE, HDPE and SCLAIR into the Polyethylene segment. However, we are still not persuaded that your aggregation is consistent with paragraph 17 of SFAS 131. In particular, we believe that the financial results for these five operating segments over the past three years are too divergent to be considered economically similar.

   We further note that you propose to present three additional segments (North American Solid Polystyrene, NOVA Innovene European Joint Venture, and Other Styrenic Polymers) in an effort to enhance shareholder information. It appears that your NOVA Innovene European Joint Venture and your Other Styrenic Polymers segments both consist of a number of operating segments that do not meet the quantitative thresholds in paragraph 18 of SFAS 131. In your revised disclosures, please ensure that you state the sources of revenue for each of the operating segments within NOVA Innovene European Joint Venture and Other Styrenic Polymers, pursuant to paragraph 21 of SFAS 131. In addition, please ensure that you clarify that you have combined the operating segments within NOVA Innovene European Joint Venture and Other Styrenic Polymers because none of them breach the thresholds in paragraph 18 of SFAS 131. In other words, please ensure that your revised disclosures do not suggest that you combined these operating segments due to economic similarity.

We also note your proposal to reflect your revised segments in your 2006 Form 40-F. However, given the length of time until you file your 2006 Form 40-F, we believe that investors should have access to your revised segments in a more timely manner. Accordingly, please amend your 2005 Form 40-F to restate your segment disclosures to separately present each individual business, to the extent that it is greater than the thresholds in paragraph 18 of SFAS 131 and to the extent that you do not meet the 75% revenue threshold in paragraphs 20-21 of SFAS 131.

In addition, please make conforming changes to your 2006 disclosures. In this regard, please tell us the segments you will present in each quarter of 2006, as well as in your 2006 Form 40-F, should you sell your Styrenix operations.

General

2. We remind you that when you file your restated Form 40-F, you should appropriately address the following:

    - an explanatory paragraph in the reissued audit opinion,
    - full compliance with SFAS 154, paragraphs 25 and 26,
    - fully update all affected portions of the document, including MD&A,
    - updated disclosures regarding disclosure controls and procedures should include the following:
        o   a discussion of the restatement and the facts and circumstances surrounding it,
        o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o   changes to internal controls over financial reporting, and
        o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    - updated reports from management and your independent auditors regarding your internal controls over financial reporting.
    - updated certifications.

*   *   *   *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Nili Shah at (202) 551-3255, or to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant